EXHIBIT 99.1
                                                                    ------------

PRESS RELEASE DATED MAY 17, 2004

LIFEWAY FOODS, INC.
FOR IMMEDIATE RELEASE

Lifeway Foods, Inc. Reports First Quarter Results

- Sales Up 19%
- Operating Income Up 50%
- Strong Margin Improvements

MORTON GROVE, Ill., May 17 - Lifeway Foods, Inc. today reported financial results for its first quarter ended March 31, 2004.

For the quarter, Lifeway's sales climbed 19 percent to a record $3.93 million compared to 2003 first quarter sales of $3.30 million. Gross profit in the quarter increased 24 percent from the year ago period and operating income rose 50 percent to $953,852 from $637,980 in 2003.

Net income was $765,199, or $.09 per split adjusted share, compared to net income of $993,273, or $.12 per split adjusted share in 2003. Contributing to the change in net income and earnings per share was a non-recurring gain of $1,246,287 from the disposition of real property and a change in the loss from the sales of marketable securities approximately equal to $382,576, both of which occurred in 2003.

"We are extremely pleased with our first quarter results," commented Edward Smolyansky, Lifeway's controller. "We were able to post these strong results and improve our gross margins even with a significant increase in the cost of milk. Our milk costs, the largest component of our raw materials, were about 20 percent higher when compared to the 2003 first quarter. We feel comfortable we can continue to maintain strong margins, even in the environment of rising milk prices and an overall increase in the cost of doing business.

"We continue to see strong growth in our top-line sales and expect improved product placements and visibility with our new packaging," stated Julie Smolyansky, Lifeway's CEO. "We have already had positive feedback from our limited test distribution of our new packaging. This new packaging, which will incorporate our full line, will soon be ready to roll-out nationally."

Lifeway is a manufacturer of cultured, probiotic and functional food products in the health food industry, and is America's leading supplier of the cultured dairy product known as kefir. The Company markets 12 flavors of kefir and does a successful business exporting its products to Canada. The Company also participates in the organic and soy markets with Lifeway Organic(TM), Organic Kefir and Kefir Cheese, and America's first soy kefir called SoyTreat(R).

For more information, contact Julie Smolyansky, President, Lifeway Foods, Inc. at (847) 967-1010, e-mail at info@lifeway.net or visit http://www.lifeway.net or http://www.kefir.com.

This document includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in economic, business, competitive, market and regulatory factors. More information about these factors and their effects on company performance is contained in filings made by Lifeway Foods, Inc. with the U.S. Securities and Exchange Commission including, but not limited to, the annual report on Form 10-K. Information regarding securities filings made by Lifeway Foods, Inc. may be found by visiting the company's website at http://www.kefir.com or http://www.lifeway.net.

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                               LIFEWAY FOODS, INC.

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME


                                                      Three Months Ended
                                                           March 31,
                                                    2004               2003
                                                -----------        -----------
      Sales                                     $ 3,935,079        $ 3,308,557

      Cost of goods sold                          2,099,198          1,825,956

      Gross profit                                1,835,881          1,482,601

      Operating expenses                            882,029            844,621

      Income from operations                        953,852            637,980

      Income before taxes                         1,255,732          1,563,514

      Income taxes                                  490,533            570,241

      Net income                                  $ 765,199          $ 993,273

      Earnings per share                              $ .09              $ .12

      Weighted avg. shares outstanding            8,436,888          8,436,888




                      CONDENSED CONSOLIDATED BALANCE SHEET



                                          Three Months Ended
                                    March 31, 2004    March 31, 2003
                                    --------------    --------------
        Cash and Cash Equivalents    $  4,632,830      $  2,787,724
                   Current Assets      14,857,172        11,438,210
              Current Liabilities         864,135         1,133,811
              Stockholders Equity      16,423,090        13,307,384